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                                     [LOGO]
                                     WALLACE
                             COMPUTER SERVICES, INC.

                                  NEWS RELEASE


For Immediate Release

Contact:  Brad Samson, Wallace
          708/449-8600

          Jeff Zilka or Roy Wiley, Hill and Knowlton
          312/255-1200

            WALLACE SENDS NEW LETTER TO SHAREHOLDERS

     Hillside, Ill., September 27 -- Wallace Computer Services, Inc. (NYSE:WCS) today released the following text of a letter being sent to shareholders by Bob Cronin, president and chief executive officer, and Ted Dimitriou, chairman of the board:

Dear Wallace Shareholder:

     The Board of Directors has set December 8 as the date for the 1995 annual meeting of shareholders and soon you will receive our proxy materials.

     As you know, Moore Corporation Limited has extended its unsolicited hostile offer to November 8, claiming that its $56 per share offer is "full, fair, compelling and reflects Wallace's current performance and future potential."

NOTHING COULD BE FURTHER FROM THE TRUTH.

- Moore is pointing to a premium over share prices that are SIX MONTHS OLD and reflect NONE of Wallace's subsequent performance and increased value.

- Since the beginning of the fiscal year, Wallace shares produced a 43 percent total return for shareholders through July 28, immediately prior to Moore's hostile offer.

- Securities analysts project that Wallace will increase earnings 25 percent in fiscal 1996.

- On September 7, Wallace raised its annual dividend 16.2 percent to 86 cents per share -- the 24th consecutive year in which the annual dividend has been increased.

- Wallace has a growth strategy based on customer service, technological leadership and product innovation that is working.

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-    Wallace has bright growth prospects, as demonstrated by its outstanding financial results for fiscal 1995 and analysts' rising projections for fiscal 1996.

DO NOT TENDER YOUR SHARES!

     In extending its hostile offer, Moore reported that only 336,488 shares, or
1.6 percent of the total outstanding shares have been tendered, demonstrating that its offer is unacceptable to virtually all Wallace shareholders. We continue to urge all Wallace stockholders not to tender to Moore's offer. If you have tendered, we strongly urge that you withdraw your shares now.

MOORE, BRAUN VIOLATING SEC RULES

     Moore has sent you a letter in which it engaged in name calling and misinformation. For example, changes to our employee benefits plans that Moore complained about were made by the Board to keep certain employees in place to run the business in the face of Moore's hostile offer.

     Also in that letter, Reto Braun, Moore chairman and CEO, said that Wallace stock would "plummet toward the low 40s" if Moore withdrew its hostile tender offer. This week, we filed charges in federal court against Moore Corporation and Mr. Braun for violating SEC regulations concerning false and misleading statements. We believe that his prediction of Wallace's future stock value has no basis in fact; is false, misleading and coercive of Wallace shareholders; and violates SEC Rule 14a-9.

     The Board of Directors recognizes its fiduciary responsibilities and has and will continue to act in the best interest of shareholders. Our goal is to get past the distraction that the unsolicited hostile offer from Moore has created and take full advantage of our substantial investment in product and market development. This strategy will continue to produce exceptional value for shareholders.

     Our proxy materials will give you additional factual information on which to base your decision. We will also reaffirm why the Moore offer is inadequate and not in the best interest of shareholders. Again, your Board of Directors recommends that you do not tender your shares.

     Thank you for your continued support.
Sincerely,

Ted Dimitriou                                          Bob Cronin
Chairman of the Board                                  President and CEO

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     Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. Founded in Chicago in 1908, Wallace is headquartered in Hillside, Illinois with manufacturing, distribution and sales facilities throughout the United States.

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The participants in this solicitation include Wallace Computer Services, Inc.
(the "Company") and the following directors of the Company: Theodore Dimitriou, Robert J. Cronin, Richard F. Doyle, Fred F. Canning, R. Darrell Ewers, William
N. Lane III, William E. Olsen and Neele E. Stearns, Jr. Employee participants may include Bruce D'Angelo, Michael O. Duffield, Michael R. Finger, Michael J. Hallolran, Donald J. Hoffmann, Michael T. Leatherman, Michael M. Mulcahy, Michael T. Quane, Wayne E. Richter, Bradley P. Samson and Teresa A. Sorrentino. All of the above persons are deemed to own beneficially less than 2% of the outstanding shares of Common Stock of the Company in the aggregate. For a description of interests of certain of the foregoing individuals in the solicitation, please see the Company's Solicitation/Recommendation Statement on
Schedule 14D-9, which was publicly filed with the Securities and Exchange Commission and previously mailed to all of the Company's stockholders, the amendments thereto, and the Company's Proxy Statement dated October 7, 1994 for the Company's 1994 Annual Meeting of Stockholders.